Exhibit 99.1

Franco-Nevada Reports First Quarter 2012 Financial Results and Increases Monthly Dividend

•                  Revenue of $105.0 million, an increase of 44% year-over-year

•                  Net Income of $46.8 million, an increase of 121% year-over-year

•                  Adjusted Net Income(1) of $43.6 million, an increase of 97% year-over-year

•                  Monthly dividend increases 25% to $0.05 per share starting July 2012

TORONTO, May 8, 2012 - Franco-Nevada Corporation (TSX: FNV, NYSE: FNV) today reported its financial results for the three months ended March 31, 2012. Financial results are prepared in accordance with International Financial Reporting Standards (“IFRS”) and are expressed in millions of US dollars, unless otherwise noted. The Company’s Consolidated Condensed Interim Financial Statements and Management’s Discussion and Analysis can be found on our website at www.franco-nevada.com.

Selected Financial Information

	Q1	Q1%
(in millions of US dollars)	2012	2011	Increase
Revenue	$105.0	$73.1	44%
Operating income	53.7	33.0	63%
Net Income	46.8	21.2	121%
Basic Earnings per Share	$0.33	$0.18	83%
Adjusted Net Income(1)	$43.6	$22.1	97%
Adjusted Net Income(1) per share	0.31	0.19	63%
Adjusted EBITDA(2)	85.4	58.4	46%
Adjusted EBITDA(2) per share	$0.61	$0.50	22%

	As at
	March 31,	Dec. 31,
	2012	2011
Working Capital	986.2	851.1
Total Assets	3,137.5	2,901.0
Total Shareholders’ Equity	3,068.3	2,834.2

(1)          Adjusted Net Income is defined by the Company as net income excluding foreign exchange gains/losses, gains/losses on the sale of investments, impairment charges related to royalties, streams, working interests and investments, unusual non-recurring items, and the impact of taxes on all these items. See Non-IFRS Measures and Reconciliation at the end of this press release.

(2)          Adjusted EBITDA is defined by the Company as net income excluding income tax expense, finance income and costs, foreign exchange gains/losses, gains/losses on the sale of investments, income/losses from equity investments, depletion and depreciation and impairment charges related to royalties, streams, working interests and investments. See Non-IFRS Measures and Reconciliation at the end of this press release.

This press release contains forward-looking statements. Reference should be made to the Cautionary Statement on Forward-Looking Information at the end of this press release.

Franco-Nevada Q1 2012

CEO Commentary

David Harquail, President and CEO, made the following comments:

“Franco-Nevada had another solid quarter with significant growth year-over-year. This growth has allowed us to increase our dividend for the fifth consecutive year since going public. For those shareholders that bought our shares in our IPO in late 2007, the effective yield on their cost base is now 3.9%. Our goal is to continue to deliver overall increased shareholder returns.”

Portfolio Highlights

Details of the individual revenue contributions by asset and commodity can be found in our Management’s Discussion and Analysis available on our web site.

Q1 2012 Acquisitions

Franco-Nevada completed approximately $110 million in new investments during the quarter including gold royalties at Timmins West and Bronzewing and an addition to our Weyburn Unit working interest. Details of these transactions have been previously announced.

Asset Highlights

•                  Gold - U.S.: Our U.S. gold assets, which includes Goldstrike, Gold Quarry and Marigold, generated $19.4 million in revenue for the three months ended March 31, 2012. The Goldstrike operation is currently undergoing maintenance and retrofitting and we expect a stronger performance from Goldstrike in the second half as the mine accesses higher grade underground ore. Our U.S. core assets are expected to continue to be significant components of overall 2012 revenue.

•                  Gold - Canada: Our Canadian assets generated $9.7 million in revenue, largely from our Sudbury and Golden Highway assets. A new contributor to Canadian gold revenue was Musselwhite with $1.6 million as the net profit interest (“NPI”) began payments in late 2011. Increases over the first quarter of 2011 were driven by higher average commodity prices, higher production and the recording of a full quarter of revenue on the Sudbury assets as they were acquired on March 14, 2011.

•                  Gold - Australia: Revenue from our Australian assets totaled $2.9 million with the strongest growth coming from our Henty asset due to higher average gold prices and production.

•                  Gold - International: Palmarejo and MWS generated revenue of $25.4 million and $10.6 million, respectively, in the first quarter of 2012 compared with $20.8 million and $2.0 million in the first quarter of 2011. Increases at Palmarejo were largely the result of higher average gold prices during the quarter. At MWS, the Company earned revenue for the full quarter in 2012 compared to 17 days for the first quarter of 2011 as MWS was acquired as part of the Gold Wheaton acquisition which was completed on March 14, 2011.

•                  PGM Assets: Revenue from Sudbury PGM assets was $13.7 million for the quarter largely due to recognizing a full quarter of revenue. Stillwater revenue was lower due to lower production and lower average PGM prices. Stillwater has announced that it expects to achieve its previously announced production guidance for 2012.

•                  Oil & Gas Assets: Oil & gas revenue in Q1 2012 was $10.5 million compared to $8.8 million in Q1 2011. Q1 2012 oil & gas revenue was generated 76% from oil and 24% from gas. Revenue was positively impacted by the acquisition of the additional Weyburn Unit working interest in which had an effective date of January 1, 2012.

Financial Results

Revenue

•                  Revenue was $105.0 million for the first quarter of 2012 compared with $73.1 million for the first quarter of 2011. The increase was attributable to the Company’s Sudbury assets, MWS and Palmarejo which accounted for $27.1 million in aggregate of the overall $31.9 million increase. Growth in revenue was also attributable to Weyburn,Tasiast and Gold Quarry.

•                  Revenue for the three months ended March 31, 2012 was earned 89% from precious metal assets (72% gold; 17% PGMs), 10% from oil & gas (8% oil; 2% gas) and 1% from other minerals. Geographically, 81% of revenue came from North America (23% US, 32% Canada and 26% Mexico), 4% from Australia and 15% from Other (14% Africa and 1% Other). The components of revenue were earned as follows: 39% revenue-based, 52% streams, 6% profit-based, 3% working interests and other.

Costs and expenses

•                  Costs of sales include the costs of gold equivalent ounces purchased under stream agreements, oil & gas production taxes, operating costs on oil & gas working interests and net proceeds taxes on mineral interests. Costs of sales for the three months ended March 31, 2012 were $15.6 million which included $12.6 million for the cost of stream ounces.

Depletion and depreciation was $31.7 million, an increase of 25%, over $25.4 million recorded in the three months ended March 31, 2011. Depletion was higher due to a full quarter of depletion being recorded on the Sudbury and MWS assets acquired in the Gold Wheaton transaction and higher depletion at Palmarejo, partially offset by lower depletion on Goldstrike and Ezulwini.

•                  Income tax expense was $12.6 million for the three months ended March 31, 2012 which included a current income tax expense of $11.3 million and a deferred income tax expense of $1.3 million.

Net Income

•                  Net income for Q1 2012 was $46.8 million (2011 - $21.2 million), or $0.33 per share (2011 - $0.18 per share), and Adjusted Net Income(1) for Q1 2012 was $43.6 million (2011 - $22.1 million), or $0.31 per share (2011 - $0.19 per share). Adjusted EBITDA(2) was $85.4 million (2011 - $58.4 million), or $0.61 per share (2011 - $0.50 per share) for the three months ended March 31, 2012. Our definitions of these non-IFRS financial measures and the reconciliations to IFRS measures can be found in the Company’s Q1 2012 Management’s Discussion and Analysis and at the end of this press release.

Balance Sheet and Capital Structure

•                  As at March 31, 2012, Franco-Nevada had a strong financial position with no debt or hedges, working capital of $986.2 million, and investments valued at $101.5 million, of which $53.8 million are held in publicly traded equity investments. The Company has an undrawn $175.0 million unsecured revolving term credit facility available. During the quarter, 5.6 million warrants were exercised for proceeds of $179.3 million.

•                  As at May 7, 2012, the Company had outstanding 144.0 million shares, 12.6 million warrants (including 6.1 million assumed from the acquisition of Gold Wheaton), 2.5 million stock options, 0.3 million Gold Wheaton stock options, 0.1 million restricted share units and a special warrant exerciseable into 2 million warrants.

Dividend Declaration

•                  Today, the Board of Directors of Franco-Nevada declared an increased monthly dividend of US$0.05 per share for each of July, August and September 2012. The July dividend will be paid on July 26, 2012 to shareholders of record on July 12, 2012, the August dividend will be paid on August 30, 2012 to shareholders of record on August 16, 2012 and the September dividend will be paid on September 27, 2012 to shareholders of record on September 13, 2012.

•                  The Canadian dollar equivalent is determined based on the noon rate posted by the Bank of Canada on May 7, 2012. Under Canadian tax legislation, Canadian resident individuals who receive “eligible dividends” are entitled to an enhanced gross-up and dividend tax credit on such dividends.

Shareholder Information

The complete Financial Statements and Management’s Discussion and Analysis can be found today on Franco-Nevada’s website at www.franco-nevada.com and by tomorrow on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Later today, management will be presenting at its Analyst & Investor Day its inaugural Asset Handbook which provides supplementary information on Franco-Nevada’s assets. Included in the Asset Handbook is further analysis of the reserves and resources associated with the Company’s assets including a newly-defined measure called Royalty Equivalent Units designed to assist in the comparison of gross royalties, profit royalties and stream interests. Franco-Nevada’s Asset Handbook can be found today on our website under Presentations and Key Documents. The Analysts and Investor Day presentation will commence today at 2:00 p.m. Eastern Time and will discuss the Q1 2012 results as well as provide further background and details on the Company’s asset portfolio.

The event will be held at the TMX Broadcast Centre in the Exchange Tower, 130 King Street West, Toronto and will also be broadcast via teleconference. Interested investors are invited to participate as follows:

•                  Conference Call: Local: 647-427-7450; Toll-Free: 1-888-231-8191; Title: Franco-Nevada Analyst & Investor Day.

•                  Conference Call Replay: A recording will be available until May 15, 2012 at the following numbers:
Local: 416-849-0833; Toll-Free: 1-855-859-2056; Pass code: 76257124.

•                  Webcast: A live audio webcast will be accessible at www.franco-nevada.com.

•                  Slides: A presentation to accompany the conference call will be available on the Company’s website prior to the call

About Franco-Nevada

Franco-Nevada is a gold royalty and stream company. The Company has a diversified portfolio of cash-flow producing assets and interests in some of the largest new gold development and exploration projects in the world. Its business model benefits from rising commodity prices and new discoveries while limiting exposure to operating and capital cost inflation. Franco-Nevada has substantial cash with no debt and is generating cash flow from its assets that is being used to expand its portfolio and pay monthly dividends. Franco-Nevada’s common shares trade under the symbol FNV on both the Toronto and New York Stock Exchanges.

For more information, please go to our website at www.franco-nevada.com or contact:

Stefan Axell	Sandip Rana
Manager, Investor Relations	Chief Financial Officer
416-306-6328	416-306-6303

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained in this press release, including any information as to future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act 1995, respectively. All statements, other than statements of historical fact, are forward-looking statements. The words “anticipates”, “anticipated”, “believes”, “plans”, “estimate”, “expect”, “expects”, “expected”, “forecasted”, “targeted” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Readers are cautioned that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements to be materially different from estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: uncertainties relating to the closing of the First Uranium transactions; fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver and oil & gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso, and any other currency in which revenue is generated, relative to the US dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests or any of the properties in which Franco-Nevada holds a royalty, stream or other interest; the Company’s PFIC status; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; rate and timing of production differences from resource estimates; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest; and the integration of acquired assets. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation, assumptions relating to: the closing of the First Uranium transactions referred to herein; the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice, the accuracy of public statements and disclosures made by the owners or operators of such underlying properties, no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company’s ongoing income and assets relating to determination of its PFIC status; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest, accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production, integration of acquired assets and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements because of the inherent uncertainty. For additional information with respect to risks, uncertainties and assumptions, please also refer to the “Risk Factors” section of Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on SEDAR at www.sedar.com and Franco-Nevada’s most recent Form 40-F filed with the Securities and Exchange Commission on EDGAR at www.sec.gov as well as Franco-Nevada’s annual and interim MD&A’s. The forward-looking statements herein are made as of the date of this press release only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

NON-IFRS MEASURES: Adjusted Net Income and Adjusted EBITDA are intended to provide additional information only and do not have any standardized meaning prescribed under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. For a reconciliation of these measures to various IFRS measures, please see below or the Company’s current MD&A disclosure found on the Company’s website and on SEDAR and on EDGAR.

Non-IFRS Measures Reconciliation

	Three months ended
	March 31,	March 31,
(Expressed in millions except per share amounts)	2012	2011
Net Income	46.8	21.2
Income tax expense	12.6	9.1
Finance costs	0.4	0.6
Finance income	(2.2)	(0.4)
Depletion and depreciation	31.7	25.4
Foreign exchange (gains)/losses and other (income)/expenses	(3.9)	6.5
Loss from equity investee	—	1.7
Gain on investments	—	(5.7)
Adjusted EBITDA	$85.4	$58.4
Basic Weighted Average Shares Outstanding	139.9	116.8
Adjusted EBITDA per share	$0.61	$0.50
Net income	$46.8	$21.2
Foreign exchange (gains)/losses and other (income)/expenses, net of income tax	(3.2)	4.9
Gain on acquisition of Gold Wheaton/sale of investments, net of income tax	—	(13.5)
Loss from equity investee, net of income tax	—	1.7
Transaction costs of Gold Wheaton, net of income tax	—	7.8
Adjusted Net Income	$43.6	$22.1
Adjusted Net Income per share	$0.31	$0.19